Cloudera, Inc.
1001 Page Mill Road, Building 3
Palo Alto, CA 94304

April 25, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ji Shin, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Brittany Ebbert, Staff Accountant
Re:
Cloudera, Inc. Registration Statement on Form S-1 (File No. 333-217071) originally filed March 31, 2017, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-38069) filed April 24, 2017

Requested Date: April 27, 2017
Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Cloudera, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes David A. Bell or Niki Fang, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Bell at (650) 335-7130 or, in his absence, Ms. Fang at (650) 335-7252.

* * *

Sincerely,

CLOUDERA, INC.

By:	/s/ Thomas J. Reilly
Thomas J. Reilly
Chief Executive Officer

cc:	Jim Frankola, Chief Financial Officer
David Middler, Esq., Chief Legal Officer
Jay Wedge, Esq., Senior Counsel
Cloudera, Inc.

David A. Bell, Esq.
Niki Fang, Esq
Fenwick & West LLP